

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



03050218



20 March 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL



Exemption File 82-5204

New GKN PLC

Dear Sir,

GKN plc – Notification of Directors' interests

For your information I enclose a copy of the above, which was sent to the London Stock Exchange yesterday.

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

4/29

COMPLIANCE/SEC/COR/notification of press release


RECD S.E.C.
MAR 3 1 2003
1083

GKN plc

Directors' Interests in Shares

Awards of conditional rights to 50p ordinary shares of GKN plc (the 'Company') under the GKN Directors and Senior Executive Long Term Incentive Plan 2001 (for Mr C J Keating under the GKN Overseas Directors and Senior Executive Long Term Incentive Plan 2001) were made today to the following Executive Directors of the Company:

Director	Number of shares the subject of the award	Total number of shares the subject of conditional awards following this notification
Mr K Smith	207,750	429,060
Mr R J Clowes	115,600	290,040
Mr R W Etches	95,750	261,160
Mr I R Griffiths	139,100	344,940
Mr C J Keating	101,600	190,659
Mr N M Stein	119,200	280,780

The shares will only become capable of release to Executive Directors to the extent that certain performance criteria are satisfied by the Company over the 3 year measurement period which commenced on 1 January 2003. Release is also conditional upon the Executive Director satisfying a personal shareholding requirement. Shares will not be released to Executive Directors for a further 2 years after the end of the measurement period.

Grants of share options over 50p ordinary shares of the Company under the GKN Executive Share Option Scheme 2001 were also made today to the following Executive Directors of the Company:

Director	Number of shares over which option granted	Total number of shares over which options held following this notification
Mr K Smith	793,468	1,169,145
Mr R J Clowes	294,388	764,997
Mr R W Etches	241,269	526,299
Mr I R Griffiths	354,185	747,771
Mr C J Keating	262,174	262,174
Mr N M Stein	303,587	690,334

The options are exercisable at a price of 163.05p per share (except for options over 36,693 shares granted to each of Mr R W Etches and Mr C J Keating as US Incentive Stock Options (included in the table above) which are exercisable at a price of 174.25p per share) during the period 19 March 2006 to 18 March 2013. The options are exercisable subject to the satisfaction by the Company of certain performance criteria and the satisfaction by the Executive Director of a personal shareholding requirement.

G. Denham
Company Secretary

19 March 2003